Waverly Labs Inc.



ANNUAL REPORT

19 Morris Avenue
Brooklyn, NY, 11205
www.waverlylabs.com

This Annual Report is dated April 30, 2020.

BUSINESS

Description of Business

Waverly Labs Inc. ("Waverly Labs" or "The Company") is a Brookly-based innovative consumer products company incorporated in the State of Delaware on June 16, 2014. Focused at the convergence of wearable technology and speech translation, Waverly Labs launched its first product in 2016 - Pilot Smart Earbuds ("Pilot") - which translates languages from one person to another. In 2019, the Company debuted "Ambassador" - an over-the-ear interpreter device for professionals and travelers of all backgrounds.

With the Ambassador, the Company is poised to disrupt the $23 billion US market comprised of professional interpreters and bilingual hires in business and commerce.*

Sales, Supply Chain, & Customer Base

As of December 31, 2018, the Company generated over $7,100,000 in gross sales of Pilot to nearly 33,000 customers, which represents approximately 34,500 Pilots sold. Between January 1, 2019 and December 31, 2019, the Company generated an additional $511,726 in gross sales of Pilot to more than 2,800 customers, and another $555,000 in pre-orders of Ambassador Interpreter. The Company has generated sufficient revenues to produce and manufacture 37,500 units of Pilot, a corresponding translation app, secured trademarks and patents, and maintain operations over the 21 month period from launch through completed production.

The Company owns the patents and trademarks. The inventors were working for the Company and assigned their inventions to us. We also license some of the IP (data sets, certain algorithms).

As of the date of the offering, we have approximately $450,000 in pre-orders for Ambassador through IndieGogo and our website www.waverlylabs.com. We intend to begin production of Ambassador ahead of the 2020 holiday period.

The Company sources materials for its products globally, and both Pilot and Ambassador were designed and created by the Company's offices in Brooklyn, NY and manufactured in China by third-party contract manufacturers. The Company's software is also created and designed in the Company's offices in Brooklyn, NY in collaboration with third-party software development teams located in the United States and globally.

The market for our products consist of customers across the consumer and professional industries. Consumers primarily have needs in leisure interactions, such as traveling or speaking with family and friends. Professional users face language barriers in professional applications and business. Currently, based on a survey of our customers we estimate that 66% of our pre-orders for Ambassador are for business applications, and the other 33% are for personal interactions.

*CSAReasearch "15th Annual Review of Services and Technology Industry That Supports Translation, Localization, Interpreting, and Global Content", 2019; and new American Economy, 'Not Lost in Translation", 2017.

Competitors and Industry

Although the Company believes it is a leading translation earpiece producer, it has a number of competitors and faces significant competition. Its competitors range from small companies that have not fully developed their products to large companies with fully-developed products. Our most direct competitor is Timekettle, a Shenzhen, China based startup developing similar earbud translation technology. Other competitors include Google (producer of "pixel buds" - smart earpieces that translate speech on behalf of the user), Human Incorporated (producer of language translation headphones), and Orion Labs (producer of a smart "walkie-talkie" that translates speech on behalf of the user). Not all of our competitors utilize earpiece technology for translation, but those that do are in the most direct competition with our Company.

The Company differentiates itself through what it believes to be superior translation software, quality of their products, their capabilities to deliver a translation experience comparative to their competitors. Our technology stack includes an amalgamation of proprietary technology and licensed software from industry experts in speech recognition and machine translation. Also, our brand reputation as a leader in the market has helped us maintain our position in the earbud translator market. We are a leader in the category with significant sales, patents and other patent pending technology, trademarks, trade secrets, and high levels of brand recognition in North America and Europe.

Liabilities and Litigation

Other than liabilities occurring in the ordinary course of business, the Company has no liabilities. The company is not currently involved with or knows of any pending or threatened litigation against the Company or its directors or officers.

Previous Offerings

Between 1/1/2019 and 12/31/2019, we sold 176,026 of Series C Common Stock in exchange for $3.80 per share under Regulation Crowdfunding. In total, we sold 704,643 shares of Series C Common Stock for $2.50 over the last 4 years through Reg CF.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 2 days late. The annual filing was affected by the covid-19 pandemic which caused staff shortages, delays in financial statement preparations, and similar interruptions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Between 2018 and 2019, the company discontinued their flagship product, Pilot Smart Earbuds, and pivoted to a new product, Ambassador Interpreter, during which inventory was cleared out and resulted in the total of all revenues, including deferred revenues, product sales, and similar, decreasing from $6.259 million in 2018 to $1.011 million in 2019, or a 83.8% decrease in revenues. The pivot between products and services was the result of evaluating gross margins, competitor analysis, and the broader market opportunities which capitalized on the company's core technologies, and the company spent heavily on engineering, market research, and other R&D projects during this transition. In place of product sales, the company collected pre-orders for the soon-to-be-released Ambassador Interpreter, totaling $555k in deferred revenues, for which production and shipment will commence in 2020.

See Exhibit A, Financial Statements, for more details.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $436,446. [*The Company intends to raise additional funds through equity financing.*]

Debt

None

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Andrew Ochoa
Sergio Diaz

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2019, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Ochoa	2,528,750		54.05 %
	Address: 19 Morris Ave New Lab	_____ shares		_____ %

Brooklyn, NY 11205

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of December 31, 2019, 3,854,667 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

The rights, preferences and privileges of the holders of Series A Common stock are superior to and may adversely affect the rights of the holders of shares of Series B Common Stock and Series C Commons Stock an may become inferior to and adversely affected by any class of preferred stock of the Company that the Company may designate in the future.

The Company has no intentions of declaring dividends at this time.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2020.

Waverly Labs Inc.

By   /s/ _Andrew Ochoa_

      Name: <u>Andrew Ochoa</u>

      Title: <u>Chief Executive Officer</u>

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

     I, <u>Andrew Ochoa</u>, Principal Executive Officer of Waverly Labs Inc., hereby certify that the financial statements of Waverly Labs Inc. included in this Report are true and complete in all material respects.

Andrew Ochoa

Principal Executive Officer

Waverly Labs, Inc.
A Delaware Corporation

Financial Statements (Unaudited)

December 31, 2019 and 2018

Waverly Labs, Inc.

TABLE OF CONTENTS

WAVERLY LABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 436,446	$ 587,825
Prepaid expenses	69,243	116,993
Inventory	1,346	25,414
Inventory deposit	11,182	44,070
Funds held in escrow	54,530	-
Security deposit	2,800	676
Total Current Assets	575,547	774,978
Non-Current Assets:		
Property and equipment, net	273,343	105,525
Total Non-Current Assets	273,343	105,525
TOTAL ASSETS	$ 848,890	$ 880,503

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 26,065	$ 17,865
Accrued expenses	17,516	59,073
Deferred revenue, net	555,756	-
Total Current Liabilities	599,337	76,938
Total Liabilities	599,337	76,938
Stockholders' Equity:		
Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 2,530,319 shares issued and outstanding, 2,214,225 and 1,582,038 shares vested as of December 31, 2019 and 2018, all respectively.	253	253
Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 624,791 and 624,791 shares issued and outstanding, 624,791 and 624,791 shares vested as of December 31, 2019 and 2018, all respectively.	62	62
Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 704,643 and 517,926 shares issued and outstanding, 704,643 and 517,926 shares vested as of December 31, 2019 and 2018, all respectively.	71	53
Treasury Stock, $0.0001 par, 884,001 and 882,263 shares held as of December 31, 2019 and 2018, respectively.	(269,727)	(265,382)
Additional paid-in capital	2,178,318	1,689,818
Accumulated deficit	(1,659,424)	(621,239)
Total Stockholders' Equity	249,553	803,565
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 848,890	$ 880,503

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2019 and 2018

		2019		2018
Net revenues	$	456,114	$	6,589,250
Costs of goods sold		(364,272)		(3,314,323)
Gross profit		91,842		3,274,927
Operating Expenses:				
General & administrative		697,361		1,041,407
Research & development		241,352		254,665
Sales & marketing		193,452		174,772
Total Operating Expenses		1,132,165		1,470,844
Income/(loss) from operations		(1,040,323)		1,804,083
Other Income/(Expense):				
Interest expense		(93)		(133)
Other income		1,997		-
Interest income		234		566
Total Other Income/(Expense)		2,138		433
Income/(loss) before benefit/(provision) for income taxes		(1,038,185)		1,804,516
Benefit/(provision) for income taxes		-		1,384,612
Net income/(loss)	$	(1,038,185)	$	3,189,128

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the years ended December 31, 2019 and 2018

	Common Stock										
	Series A Common Stock		Series B Common Stock		Series C Common Stock		Treasury Stock		Additional Paid-In	Accumulated	Total Stockholders' Equity/
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance at December 31, 2017	3,911,569	$ 391	121,574	$ 12	485,131	$ 49	-	$ -	$ 1,596,287	$ (3,810,367)	$ (2,213,628)
Stock repurchases	(870,333)	(87)	(7,700)	(1)	(4,230)	-	882,263	(265,382)	-	-	(265,470)
Conversion from Class A to Class B common stock	(510,917)	(51)	510,917	51	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-	-	-	7,391	-	7,391
Issuance of Series C common stock	-	-	-	-	37,025	4	-	-	92,559	-	92,563
Offering costs	-	-	-	-	-	-	-	-	(6,419)	-	(6,419)
Net income	-	-	-	-	-	-	-	-	-	3,189,128	3,189,128
Balance at December 31, 2018	2,530,319	253	624,791	62	517,926	53	882,263	(265,382)	1,689,818	(621,239)	803,565
Stock repurchases	-	-	-	-	(1,738)	-	1,738	(4,345)	-	-	(4,345)
Stock-based compensation	-	-	-	-	-	-	-	-	7,081	-	7,081
Issuance of Series C common stock	-	-	-	-	188,455	18	-	-	531,695	-	531,713
Offering costs	-	-	-	-	-	-	-	-	(50,276)	-	(50,276)
Net loss	-	-	-	-	-	-	-	-	-	(1,038,185)	(1,038,185)
Balance at December 31, 2019	2,530,319	$ 253	624,791	$ 62	704,643	$ 71	884,001	$ (269,727)	$ 2,178,318	$ (1,659,424)	$ 249,553

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

WAVERLY LABS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Income/(Loss)	$ (1,038,185)	$ 3,189,128
Adjustments to reconcile net income/(loss) to net cash used in operating activities:		
Depreciation	83,730	198,594
Stock compensation expense	7,081	7,391
Change in income tax deferrals	-	(1,384,843)
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	47,750	(81,561)
(Increase)/Decrease in inventory	24,068	(25,414)
(Increase)/Decrease in inventory deposit	32,887	479,347
(Increase)/Decrease in security deposit	(2,124)	7,600
Increase/(Decrease) in accounts payable	8,200	(5,769)
Increase/(Decrease) in accrued expenses	(41,557)	27,116
Increase/(Decrease) in deferred revenues	555,756	(4,736,141)
Increase/(Decrease) in accrued interest payable	-	(42)
Net Cash Used In Operating Activities	(322,394)	(2,324,594)
Cash Flows From Investing Activities		
Purchase of property and equipment	(251,547)	(23,899)
Net Cash Used In Investing Activities	(251,547)	(23,899)
Cash Flows From Financing Activities		
Proceeds from issuance of Class C common stock	477,183	454,398
Offering costs	(50,276)	(6,419)
Payments to repurchase stock	(4,345)	(265,470)
Net Cash Provided By Financing Activities	422,562	182,509
Net Change In Cash	(151,379)	(2,165,984)
Cash at Beginning of Period	587,825	2,753,809
Cash at End of Period	$ 436,446	$ 587,825
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

NOTE 1: NATURE OF OPERATIONS

Waverly Labs, Inc. (the "Company"), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019 and 2018, the Company's cash and cash equivalents exceeded FDIC insured limits by $305,706 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019 and 2018, the Company did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2019 and 2018 consist of finished goods held for sale. The Company has outsourced manufacturing to an offshore third party.

Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $11,182 and $44,070 as of December 31, 2019 and 2018, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2019 and 2018 have estimated useful lives ranging from 3 – 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. The Company's property and equipment consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Property and equipment, at cost	$ 380,625	$ 340,105
Accumulated depreciation	(107,282)	(234,580)
Property and equipment, net	$ 273,343	$ 105,525
Depreciation expense	$ 83,730	$ 198,594

The Company wrote off $221,078 of fully depreciated firmware assets no longer in use during the year ended December 31, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenues when delivery of goods or completion of services has occurred provided there is persuasive evidence of an agreement, acceptance has been approved by its customers, the fee is fixed or determinable based on the completion of stated terms and conditions, and collection of any related receivable is probable. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped. The Company has conducted pre-sale crowdfunding campaigns on its products in 2019, which resulted in $555,756 and $0 of customer deposits on future production of its product as of December 31, 2019 and 2018, respectively. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $241,352 and $254,665 for the years ended December 31, 2019 and 2018, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

For the year ended December 31, 2016, the Company had taxable income of approximately $3,103,000, which was reduced by its 2015 net operating loss carryforward of $12,000 to determine taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $1,185,260, reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued this expense to its liabilities on the December 31, 2016 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2016. For the year ended December 31, 2017, the Company had taxable income of approximately $565,884, for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $216,677. The Company accrued this expense to its liabilities on the December 31, 2017 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2017, resulting in a tax obligation of $1,384,843 as of December 31, 2017. These expenses and liabilities do not include penalties and interest for late payment of these obligations, which the Company had yet to determine and pay.

The 2017 and 2016 tax obligations were due to a difference in the timing of revenue recognition under GAAP compared to tax basis on its pre-sales of $1,936,502 and $3,677,057 for the years ended December 31, 2017 and 2016, respectively. These revenues are recognized as received for tax purposes, but are not recognized to revenues until fulfilment of revenue recognition criteria under GAAP. Therefore, the Company had deferred tax assets of approximately $1,248,746 and $1,407,945 from this GAAP-to-tax timing difference as of December 31, 2017 and 2016, respectively. This accrual was made out of an analysis of an uncertain tax position, where the Company has filed its returns treating these pre-sales as advance payments and therefore deferring recognition of the income until later years, where the Company determined it is more-likely-than-not that that this uncertain tax position would not be sustained, and the pre-sales would be treated as 2017 and 2016 taxable income for federal and state income tax purposes.

The Company recognized this income in the 2018 tax returns for tax purposes, and as all remaining deferred revenue were recognized in the year ended December 31, 2018, the prior year book-to-tax and tax treatment differences were then alleviated. The Company estimates its taxable losses for the years ended December 31, 2019 and 2018 to be $474,677 and $3,778,318, respectively. Resultantly, the Company has cumulative tax loss positions of $596,527 and $121,850 as of December 31, 2019 and 2018, respectively. Therefore, the Company has deferred tax assets of $301,149 and $29,816 as of December 31, 2019 and 2018, respectively from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective federal and state income tax rate of 26.1%. The Company also has a $45,000 income tax credit as of December 31, 2019 and 2018. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2019 and 2018.

The Company has recorded a $1,384,612 tax benefit for the year ended December 31, 2018, resulting from the removal of tax obligations created by prior years' taxable income that is now offset to a net operating loss position. Due to the full valuation allowance, no provision for tax was recorded for the year ended December 31, 2019. The Company owes no federal or state tax as of December 31, 2019 and 2018.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is in a cumulative net loss position of $1,659,424 as of December 31, 2019, had negative cash flows from operations of $322,394 and a net loss of $1,038,185 for the year ended December 31, 2019, holds less than a year worth of cash reserves as of December 31, 2019, and has a working capital deficit of $23,790 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY

<u>Common Stock</u>

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting and information rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common

Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights. As of December 31, 2019 and 2018, 2,530,319 and 2,530,319 shares of Series A Common Stock were issued and outstanding, respectively.

During 2019, the Company bought back 1,738 shares of Series C Common Stock for $4,345. During 2018, the Company bought back 870,333 shares of Series A Common Stock for $235,645, 7,700 shares of Class B Common Stock for $19,250, and 4,230 shares of Class C Common Stock for $10,575. This totals to 882,263 shares of common stock for a total payments of $265,470. As part of the buy backs, 510,917 shares of Series A Common Stock were converted to Series B Common Stock.

During the years ended December 31, 2019 and 2018, the Company raised gross proceeds of $531,713 and $92,563, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 188,455 and 37,025 shares of Class C common stock, respectively, at prices between $2.37-$3.80 per share. As of December 31, 2019 and 2018, 704,643 and 517,926 shares of Series C Common Stock were issued and outstanding, respectively. As of December 31, 2019 and 2018, $54,530 and $0, respectively, of these funds were not yet received from issued stock in this offering, and were recorded as funds held in escrow (asset) on the balance sheet. As of December 31, 2019 and 2018, 624,791 and 624,791 shares of Series B Common Stock were issued and outstanding, respectively.

Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff. As of December 31, 2019 and 2018, 2,214,225 and 1,582,038 shares of Series A Common Stock had vested and 624,791 and 624,791 shares of Series B Common Stock had vested, all respectively.

NOTE 5: SHARE-BASED PAYMENTS

<u>Stock Plan</u>

The Company has adopted the 2017 Stock Option and Grant Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2019 and 2018. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 262,646 as of December 31, 2019 and 2018.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2019 and 2018 are as follows:

	2019	2018
Risk Free Interest Rate	N/A	2.65%
Dividend Yield	N/A	0.00%
Estimated Volatility	N/A	62.00%
Expected Life (years)	N/A	5.00
Fair Value per Stock Option	N/A	$0.31

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the years ended December 31, 2019 and 2018 are as follows:

	December 31, 2019		December 31, 2018	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	481,098	$ 0.115	491,886	$ 0.110
Granted	-	$ -	1,000	$ 2.500
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	(11,788)	$ 0.110
Outstanding - end of year	481,098	$ 0.115	481,098	$ 0.115
Exercisable at end of year	432,236	$ 0.116	312,211	$ 0.118
Weighted average grant date fair value of options granted	N/A		$ 0.310	
Weighted average duration to expiration of outstanding	7.3		8.3	

Stock-based compensation expense of $7,081 and $7,391 were recognized under FASB ASC 718 for the years ended December 31, 2019 and 2018, respectively. Total unrecognized compensation cost related to stock option awards amounted to $2,883 as of December 31, 2019, which will be recognized over a weighted average period of 5 months.

NOTE 6: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. Lastly, on November 1, 2018, the Company entered into a new 12-month period with monthly rent payments of $1,400, on November 1, 2019 the lease automatically renewed and the rent payments is dependent on the number of desks needed. Rent expense for the years ended December 31, 2019 and 2018 totaled $79,585 and $152,426, respectively.

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 28, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.